COLLEGIATE PACIFIC

2003 ANNUAL REPORT



24 HOUR QUICK SHIP℠

Galaxy

MARK1™

SPORTS COOL

TITAN

To: Our Valued Shareholders,

Higher revenues, higher earnings, higher stock price. Isn't it wonderful when it works that way?

THE COLLEGIATE PACIFIC BUSINESS MODEL

Many times, shareholders do not understand the specific business plan of their company. Without understanding the "Plan," a shareholder would have a hard time knowing if management was successful in their activities. We want to be sure our shareholders understand our business plan. Our business plan is as follows: Collegiate Pacific designs, manufactures, distributes and sells sports equipment directly to churches, high schools, colleges, boys clubs, municipal and federal agencies and to a specific group of sporting good dealers. We currently offer about 3,500 products to a customer base of approximately 35,000 accounts and to about 170,000 prospective customers. Our goal is to focus on those products that provide us with the highest gross profits. We maintain the best shipping record in the industry with 95% of all confirmed orders being shipped in less than 48 hours after received. Our operating theory is rather simple - create great products, price them fairly and get them to the customer when he needs them.

The specific details of our operating and financial performance can be reviewed throughout this report. Highlights of our fiscal year ended June 30, 2003 are:

* Net sales increased by 24% to $21 million
* Net income per share – basic rose 57% to $.30
* Net sales per employee rose to $425,000
* Quarterly cash dividend increased 25% to $.025 ($.10 per share for the year)
* BOO stock price increased over 40% in fiscal 2003

In light of the recent softness in the U.S. economy, these results are gratifying. However, we view these results not as the end product, but as a platform from which to launch the Company to substantially larger and more profitable operations. Our initial 5 year goal was to create a profitable operating vehicle that could support sustained internal and external growth. We have accomplished this initial goal and are eagerly pursuing all facets of expansion opportunities.

THE FINANCIAL STRUCTURE

We don't like debt. We do like cash dividends and happy shareholders. We absolutely love cash and liquid assets. We know that if we leveraged the Company by taking on more debt that we could grow faster. Thus far we have not seen any opportunity that would justify a change in our philosophy towards debt. Since 9/11, the world is an uncertain place and it is our goal to maintain a high degree of financial flexibility for our shareholders. In that light, we operate Collegiate Pacific with an aggressive marketing attitude, but with a very conservative financial model.

SUBSEQUENT FINANCIAL EVENTS

Since our year fiscal ended on June 30, 2003, there have been a couple of significant financial events. First, we entered into a relationship with one of the nation's most respected small cap investment bankers - Roth Capital. On October 7, 2003, Roth Capital completed a stock offering for Collegiate Pacific with the results bringing an additional $5 million of equity, before expenses, into the Company. Second, we have collected over $1.5 million in new equity funds from a variety of investors and employees who have elected to exercise their stock purchase warrants and/or stock options. As of October 7, 2003 Collegiate Pacific had cash balances of $5 million, a limited amount of trade debt and no bank debt. It is difficult to express to shareholders the uniqueness of this financial situation. We have a Company growing at a rate of between 20% - 25% in net sales annually, expecting to produce record earnings in fiscal 2004, paying quarterly cash dividends, is debt free and has over $1 per share in cash in our checking account.

WHAT TO EXPECT

I believe our net sales will continue to increase at the rate of between 20% - 25% in fiscal 2004 and that net income will exceed the growth rate of our net sales by a wide margin. We currently expect that our organic growth in net sales will result in net sales over the next three fiscal years of $26 million, $32 million and $37 million, respectively. Increases in net income are expected to mirror our general seasonality with the bulk of such increases coming in our third and fourth fiscal quarters (January – June). Keep in mind that commencing with this new fiscal year, our net income will be fully taxed, compared to prior fiscal years in which we did not pay any taxes on our net income due to the availability of net operating loss carry-forwards, and that we will have an increase in our outstanding share count as warrants and options are converted or new shares are issued in connection with our expansion plans. When evaluating the upcoming financial reports for fiscal 2004, I would suggest focusing on net sales and operating income instead of specific income per share comparisons.

As we continue to expand, internally and externally, the seasonality of our business will likely change as expenses and revenues may move to different reporting periods when compared to past reports. Another factor that could affect our seasonality is the highly publicized local and federal budget reductions. As noted above, the majority of Collegiate Pacific's customers are institutional and not retail, and as a result are not generally impacted by the state of the economy. During the past 30 years when budgetary dollars have been periodically restricted we have found that our customers may take somewhat longer to place orders but that more orders are then given to the low cost providers such as Collegiate Pacific. Contrary to what we may think of ourselves at times, we are not perfect. There will be unforeseen bumps in the road. The measurement of a successful management team is not how well they can manage when there are no problems, it's how well they respond when there is a problem. Given our level of experience in this industry I am confident that our team is prepared for both good times and the bumps.

The management team at Collegiate Pacific has been together for over 25 years and we have been through virtually every economic cycle imaginable. Collectively we have about 400 years of experience in this industry. While many of us have lost our hair and gained 20 pounds, in our 25 years together we have never had a single year in which revenues declined. Since coming together at Collegiate Pacific, we have had 60 consecutive comparative months with increased revenues.

Life is too short not to have a good time each day and we do that at Collegiate Pacific. I believe this attitude transcends itself to our customer relationships. We make ordering and doing business an enjoyable experience and I look forward to making all of our investments the same. If you are in the Dallas area, drop by for a tour of our facility and meet our employees. I think you will be impressed.

Best regards,



Michael Blumenfeld
CEO
Collegiate Pacific Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB/Amendment No. 1

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2003

COLLEGIATE PACIFIC INC.

(Exact name of registrant as specified in its charter)

Commission File No. 0-17293

Delaware	**22-2795073**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13950 Senlac Drive, Suite 100, Dallas, Texas 75234
(Address of principal executive offices)

(972) 243-8100
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Warrants to Acquire Common Stock

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Issuer's revenues for the fiscal year ended June 30, 2003 were $21,075,893.

The aggregate market value of voting stock held by non-affiliates of the registrant is approximately $22,900,000. This amount was calculated by reducing the total number of shares of voting common stock held by officers, directors, and shareholders owning in excess of 10% of the issuer's common stock, and multiplying the remainder by the closing price for the registrant's common stock on October 24, 2003, as reported on the American Stock Exchange. The information provided shall in no way be construed as an admission that any officer, director, or more than 10% shareholder of the registrant may be deemed an affiliate of the registrant or that such person is the beneficial owner of the shares reported as being held by such person, and any such inference is hereby disclaimed.

On October 24, 2003, there were 5,689,764 shares of the issuer's common stock, $0.01 par value, outstanding, and 2,920,003 common stock purchase warrants to acquire shares of the issuer's common stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

Collegiate Pacific Inc.
FORM 10-KSB/A
Fiscal Year Ended June 30, 2003

TABLE OF CONTENTS

PART I

Item 1. Description of Business.

Corporate History.

Collegiate Pacific Inc. ("we," "us," "our," or the "Company") was originally incorporated in Pennsylvania in 1987 under the name Drug Screening Systems, Inc. ("DSSI"). On June 16, 1997, DSSI sold substantially all of its assets and thereafter suspended all business operations.

On February 17, 1998, we recommenced business operations by engaging in the catalog and mail order distribution of sports equipment. This change in our business was accomplished through the following steps:

- The Company sold a controlling interest in the Company, which consisted of 2,000,000 shares of our common stock, to Michael J. Blumenfeld and Adam Blumenfeld. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the common stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares and Adam Blumenfeld purchased 40,000 shares;

- Michael J. Blumenfeld sold all of the assets, including the corporate name of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Michael J. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment; and

- The Company changed its name to Collegiate Pacific Inc. at that time.

We then entered into exclusive distribution agreements with the following companies:

- Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998;

- FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998; and

- Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000.

On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation became effective on July 21, 1999.

On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting goods related equipment, as well as numerous items for the recreation, military and municipal markets.

On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.

On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

The Company's executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number at that location is (972) 243-8100. The Company's fiscal year ends on June 30th. References herein to "fiscal 2001," "fiscal 2002," "fiscal 2003" and "fiscal 2004" refer to our fiscal years ended or ending, as the case may be, June 30, 2001, 2002, 2003, and 2004, respectively.

Business

We are in the mail order marketing of sports equipment business. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes the Company from its competitors. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations, we have sold our products to approximately 35,000 customers.

Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 1.3 million catalogs and fliers to this audience during fiscal 2004. Michael J. Blumenfeld, the Chief Executive Officer of the Company with over 30 years of experience in the industry, supervised the development of this mailing list, which is carefully maintained, screened, and crosschecked. We subdivided our mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, and the Internet.

Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

- shipment delays;
- fluctuation in exchange rates;
- increase in import duties;
- changes in customs regulations;

- adverse economic conditions in foreign countries; and
- political turmoil.

As a result, we attempt to maintain a three to six week supply of critical inventory items in stock. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.

Seasonal Nature of Business

We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. We generally experience lower revenues and higher expenses as a percentage of sales during the first and second quarters of each fiscal year due to lower customer demand during those periods. Generally, during the months between July and December of each fiscal year there is a lower level of sports activities at our institutional customers, a higher degree of adverse weather conditions, a greater number of school recesses and we have to contend with the distractions of the holiday season.

Competition

We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

Employees

We currently employ 66 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by any organized labor organization or union, and we believe our relations with our employees are generally good.

Item 2. Description of Property.

We lease approximately 88,000 square feet in Farmers Branch, Texas, which we use for our corporate headquarters and a warehouse facility. The lease for this facility expires in October 2007. The Company also leases approximately 1,500 square feet in Memphis, Tennessee, which we use for a sales office. The lease for this facility expires in 2005. Both of those facilities are in good condition and we believe those facilities will be adequate for our business needs for the foreseeable future. We do not own any real property.

Item 3. Legal Proceedings.

None.

Item 4. Submission of Matters To a Vote of Security Holders.

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

The Company's common stock trades on the American Stock Exchange under the symbol "BOO" and its redeemable common stock purchase warrants trade on the American Stock Exchange under the symbol "BOO/WS." Prior to June 7, 2000, the Company's common stock traded on the NASD's Bulletin Board. The redeemable common stock purchase warrants did not trade until May 2000.

The tables below set forth the high and low sales prices for the common stock and the redeemable common stock purchase warrants during each of the periods indicated, as reported on the American Stock Exchange.

Common Stock	Fiscal 2003		Fiscal 2002	
Calendar Period	Low	High	Low	High
July 1 – September 30	$4.70	$6.15	$3.88	$5.65
October 1 – December 31	5.75	6.35	4.90	5.93
January 1 – March 31	4.15	5.92	5.00	7.12
April 1 – June 30	4.56	6.65	4.70	7.50

Warrants	Fiscal 2003		Fiscal 2002	
Calendar Period	Low	High	Low	High
July 1 – September 30	$1.10	$1.75	$0.83	$0.83
October 1 – December 31	1.00	1.80	0.90	1.25
January 1 – March 31	0.65	1.29	1.00	2.65
April 1 – June 30	0.65	1.80	1.05	2.81

As of September 22, 2003, there were approximately 351 holders of record of our common stock, and there were 4,570,014 shares of common stock issued and outstanding and 4,028,062 common stock purchase warrants issued and outstanding.

On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc.

Each warrant entitles the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The number of shares purchasable upon exercise of each warrant and price per share may be adjusted under certain conditions. Holders may exercise the warrants at any time on or before May 26, 2005, unless extended by the Company. The warrants are callable and cancelable at anytime by the Company at a cancellation price of $0.05 per share of common stock purchasable upon exercise of the warrants. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

On September 19, 2002, the Company announced for the first time that it would pay a cash dividend of $0.02 per share on October 11, 2002, to all shareholders of record on September 30, 2002. The Company also declared a quarterly cash dividend of $0.02 per share on its outstanding common stock for the fiscal quarters ended December 31, 2002 and March 31, 2003. The quarterly dividend for the quarter ended June 30, 2003, was increased to $0.025 per share on its outstanding common stock. Future dividends may be paid only when, as, and if declared by the Company's Board of Directors in its sole discretion, and will be dependent upon then existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant. We currently do not anticipate paying any stock dividends in the foreseeable future.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Background

Collegiate Pacific Inc. ("we," "us," "our," or the "Company") is in the mail order marketing of sports equipment business. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment and other recreational products, as well as provide after-sale customer service. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations in early 1998, we have sold our products to approximately 35,000 customers. References herein to "fiscal 2002," "fiscal 2003" and "fiscal 2004" refer to our fiscal years ended or ending, as the case may be, June 30, 2002, 2003, and 2004, respectively.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

Net Sales. Net sales for the fiscal year ended June 30, 2003, increased by approximately $4.2 million, or approximately 25.0%, compared to the same period in 2002. We attribute the growth in net sales primarily to an increase in the sale of manufactured products to all of our customers, an overall increase in catalog sales, and a slight increase in dealer-related and camp-related sales. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in net sales will be at the same rate. We also believe that seasonality in our net sales will continue to be a factor in future periods because of the budgeting procedures of our customers and the seasonal demand for our products. As a result, we continue to see an increase in demand for our products during the third and fourth quarters of our fiscal year (January - June).

Gross Profit. The Company's gross profit for the fiscal year ended June 30, 2003, increased by approximately $1.6 million, or approximately 25.0%, compared to the same period in 2002. As a percentage of net sales, gross profit was approximately 37.0% for each of the fiscal years ended June 30, 2003 and 2002. The increase in gross profit was primarily due to the increase in the Company's net sales over the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2003, increased by approximately $1.5 million, or approximately 29%, compared to the same period in 2002. As a percentage of net sales, selling, general and administrative expenses increased to approximately 32.4% from 31.4% for fiscal 2002. In anticipation of achieving an increase in net sales, the Company increased selling, general and administrative expenses as follows:

- we hired additional personnel hired to manage our increase in net sales, which increased our salary and personnel related costs by approximately $516 thousand;
- we mailed additional catalogs to existing and new customers, as well as an increased our distribution of fliers and promotional literature, which increased our advertising and trade show expenses by approximately $504 thousand;
- we increased our property, casualty, and liability insurance coverage, which increased our overall cost of insurance by approximately $70 thousand; and
- we leased additional warehouse space to support our increase in sales, which increased our rent and common ground maintenance expenses by approximately $143 thousand.

Operating Profit. Operating profit increased by approximately $29 thousand for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, the operating profit decreased to approximately 4.6% compared to 5.6% for the fiscal year ended June 30, 2002. The slight decrease was primarily attributable to the increase in selling, general and administrative expenses.

Interest Expense. Interest expense decreased by approximately $56 thousand for the fiscal year ended June 30, 2003, compared to the fiscal year ended June 30, 2002. As a percentage of net sales, interest expense was approximately 0.4% and 0.8% for the fiscal years ended June 30, 2003 and 2002, respectively. The decrease in interest expense was due to the net cash provided by our operating activities during fiscal 2003 and fiscal 2002, which was used to reduce the outstanding balance of the Company's borrowings, as well as lower interest rates during fiscal 2003. Approximately $5 thousand of the interest expense in fiscal 2003 and $86 thousand of the interest expense in fiscal 2002 was for interest paid on the note payable to Michael J. Blumenfeld. See "Liquidity and Capital Resources."

Income Taxes. The Company recorded an income tax benefit of approximately $350 thousand for the fiscal year ended June 30, 2003, due to the elimination of its valuation allowance on net deferred tax assets in the current year. Based on the Company's operating results for the fiscal year ended June 30, 2003, and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets. Accordingly, the valuation allowance has been eliminated as at June 30, 2003. Income tax expense for the fiscal year ended June 30, 2003, would have been approximately $330 thousand had the Company been fully taxed on its fiscal 2003 net income. The Company recorded no income taxes in fiscal 2002 due to its valuation allowance being equal to its net deferred tax assets.

Due to the elimination of the valuation allowance at June 30, 2003, the Company will record tax expense on all future net income at the Company's effective tax rate and, accordingly, income tax expense (benefit) and net income after taxes in future periods may not be comparable to amounts recorded in fiscal 2003 and fiscal 2002.

Net Income. Net income increased by approximately $448 thousand or 55.6% for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, net income increased to approximately 5.9% for the fiscal year ended June 30, 2003 compared to 4.8% for the fiscal year ended June 30, 2002. The increase was attributable to increased sales activity, an increase in gross profit and the effect of the elimination of the valuation allowance on all deferred tax assets during fiscal 2003, all of which was partially offset by the increase in selling, general and administrative expenses.

Liquidity and Capital Resources

Net cash provided by operations for the fiscal year ended June 30, 2003, was approximately $214 thousand, compared to net cash provided by operations of approximately $867 thousand for the same period in 2002. The decrease in cash flow provided by operations was due primarily to an increase in our investment in working capital.

The increase in cash and accounts receivable at June 30, 2003, compared to June 30, 2002, was attributable to the increase in sales realized by the Company during fiscal 2003, and the increase in inventory, accounts payable and accrued expenses was primarily attributable to the Company's acquisition of inventory to support the increased demand for its products during fiscal 2003.

The Company used approximately $222 thousand in cash for investing activities during fiscal 2003, the primary component of which was the purchase of property and equipment. The Company expects to spend approximately $200 thousand for capital expenditures in fiscal 2004.

The Company generated approximately $106 thousand in cash from financing activities for the fiscal year ended June 30, 2003. Cash was used to repay borrowings on the note payable to stockholder of approximately $353 thousand in August 2002, purchase treasury shares of approximately $120 thousand and to pay quarterly dividends to its stockholders of approximately $257 thousand. The company borrowed $800 thousand to finance these activities and issued common stock upon its receipt of approximately $37 thousand from the exercise of stock options held by its employees.

Current assets as of June 30, 2003, totaled approximately $7.1 million, thereby providing the Company with working capital of approximately $5.1 million.

The Company's principal external source of liquidity is its $5.0 million revolving line of credit with Bank of America, N.A. (the "Line of Credit"). The Line of Credit matures on July 15, 2004, and is secured by all of the Company's assets. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 0.5% (4.75% at June 30, 2003) or 3 month LIBOR plus 3% (4.14% at June 30, 2003). The Line of Credit permits the Company to borrow against up to 85% of its eligible accounts receivable and 40% of its eligible inventory, but not to exceed $5 million. As of June 30, 2003, approximately $800 thousand was outstanding under the Line of Credit, leaving the Company with approximately $2.8 million of additional availability under the terms of the borrowing base formula of the Line of Credit. Approximately $2.5 million was available at June 30, 2002. The Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Line of Credit will have an adverse impact on its operations or future plans.

Since June 30, 2003, the Company has received approximately $6.3 million from the exercise of approximately 1,324,604 of the approximately 4,200,000 outstanding warrants that were issued as a dividend to all stockholders of record on May 26, 2000. The per share exercise price of the warrants is $5.00 per share and the warrants expire on May 26, 2005. If the remaining 2,920,003 warrants were exercised, the Company would receive approximately $14.6 million from the exercise of those warrants. No assurances, however, can be made that any additional warrants will be exercised.

On October 7, 2003, the Company announced that Michael J. Blumenfeld, the Company's Chief Executive Officer, completed an offering on a firm commitment basis directly to Roth Capital Partners, LLC, of 1,000,000 Warrants held by Mr. Blumenfeld at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the Warrants and the Company issued 1,000,000 shares of Common Stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share. The Company received $5,000,000, before commissions and expenses, from the exercise of the Warrants. The Company paid a commission to Roth Capital of $450,000 in connection with the sale of the Warrants in the offering and the issuance to Roth Capital of the shares of Common Stock upon Roth Capital's exercise of the Warrants. The Company intends to use the net proceeds it received from the exercise of the Warrants for working capital and general corporate purposes, as well as to finance any strategic acquisitions the Company may decide to pursue.

We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Line of Credit, cash flows from operations, and proceeds received from the exercise of outstanding warrants. We may experience periods of higher borrowing under the Line of Credit due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

Application of Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Allowance for Doubtful Accounts. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. We have historically included an allowance for doubtful accounts in our financial statements, which we believe is a reasonable estimate of uncollectible accounts. Because estimating our uncollectible accounts requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported accounts receivable balance, we believe that the accounting estimate related to our allowance for doubtful accounts is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

In preparing our financial statements for the fiscal year ended June 30, 2003, we estimated our allowance for doubtful accounts to be $121.1 thousand, and we reduced our accounts receivable by that amount. Our June 30, 2003 estimate for our allowance for doubtful accounts was approximately $25 thousand more than our estimate for the fiscal year ended June 30, 2002. Our estimate of our allowance for doubtful accounts is based on our significant historical experience with actual write-offs of uncollectible doubtful accounts. In addition to the other considerations discussed above, our estimate of doubtful accounts in future periods may change based on general economic conditions that exist at the time we make our estimate. The increase in the amount of our allowance for doubtful accounts for the fiscal year ended June 30, 2003 was due to the increase in accounts receivable at June 30, 2003 compared to June 30, 2002.

Deferred Taxes. Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law or based upon review of our tax returns by the IRS, as well as operating results of the Company that vary significantly from budgets. Because estimating our deferred taxes payable requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported deferred tax balances, we believe that the accounting estimate related to our deferred income taxes is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

Long-Lived Assets. We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, the carrying value is reduced to its estimated fair value. As of June 30, 2003, the balance sheet includes approximately $800 thousand of goodwill and intangible assets, net, and $550 thousand of fixed assets, net. The Company has concluded that no impairment write-off is necessary. Because estimating the recoverability of the carrying value of long-lived assets requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported net long-lived assets, we believe that the accounting estimates related to our impairment testing are "critical accounting estimates." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

Certain Factors that May Affect the Company's Business or Future Operating Results

This report contains various forward-looking statements and information that are based upon management's beliefs as well as assumptions made by and information currently available to management. When used in this report the words "anticipate," "believe," "estimates," "expect," "predict," "project," and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Among the key factors that may have a direct bearing on the Company's results are set forth below.

Limited Operating History

We have a limited operating history upon which to base an evaluation of the Company and its prospects.

Collegiate Pacific entered into the catalog and mail-order distribution of sporting goods business only five years ago. The Company generated net income of approximately $1.3 million and $805 thousand for fiscal 2003 and fiscal 2002, respectively.

Our prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the marketing industry. To address these risks, we must, among other things:

- effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;
- provide products at competitive prices;
- respond to competitive developments; and
- attract, retain, and motivate qualified personnel.

We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.

In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will continue to maintain profitability or generate cash from operations in the future.

Competition

The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.

We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:

- substantially greater financial resources;
- a larger customer base; and
- greater name recognition within the industry.

In addition, our competitors may have larger technical, sales and marketing resources.

We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.

Raw Materials

The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.

Accounts Receivable

We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms that we give to our customers.

Potential Fluctuations in Quarterly Operating Results; Seasonality

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparison of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Managing Potential Growth

We experienced a period of significant growth and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operations, financial and management information systems could be needed to manage future growth. We cannot assure you that:

- these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;
- our current personnel, systems, procedures, and controls will be adequate to support our future operations;
- we will identify, hire, train, motivate or manage required personnel; or

- we will successfully identify and exploit existing and potential market opportunities.

Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

Future Capital Requirements

Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We may need to seek additional third-party financing to raise additional capital needed to support any future growth. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

Dependence on Key Personnel

Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Michael J. Blumenfeld. The Company does not have a "key person" life insurance policy on any of its officers or other employees.

The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our inability to attract and retain additional qualified employees, as needed, could have a material adverse effect on the Company.

Risks Related to International Suppliers

A significant amount of our revenues depends upon products purchased from foreign suppliers, which are located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

Accordingly, we are subject to the risks of international business, including:

- shipment delays;
- fluctuation in exchange rates;
- increases in import duties;
- changes in customs regulations;
- adverse economic conditions in foreign countries; and
- political turmoil.

The occurrence of any one or more of the events described above could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipments to our customers or by utilizing other more costly carriers or means of shipping.

Reliance on Third Party Carriers

Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

- shipment delays caused by such carriers;
- labor strikes by the employees of such carriers;
- increases in delivery cost, postage rate increase; and
- other adverse economic conditions.

The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to any inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

Volatility of Stock Price

The price of our common stock is determined in the marketplace and may be influenced by many factors, including:

- the depth and liquidity of the market for our common stock;
- investor perception of the Company and the industry within which it competes;
- quarterly variations in operating results; and
- general economic and market conditions.

Historically, the weekly trading volume of our common stock has been relatively small. Any material increase in public float could have a significant impact on the price of the common stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affect market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the common stock could be affected by such fluctuations.

Outstanding Stock Options

Outstanding options may have an effect on the price of our securities. We currently have 714,900 outstanding options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options was exercised and the stock issued were immediately sold into the public market.

The Exercise of Outstanding Warrants and Options Could Have a Dilutive Effect

As of September 22, 2003, there were 726,600 options and 4,028,062 warrants outstanding and held by shareholders and certain third parties to purchase 4,754,662 shares of Common Stock. The options and warrants have exercise prices ranging from $3.88 per share to $9.38 per share. The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and could have a dilutive impact on other shareholders by decreasing their ownership percentage of the Company's outstanding common stock.

If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.

Dependence of Warrant Holders on Maintenance of Current Registration Statement; Possible Loss of Value of Warrants

Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying shares while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.

Potential Adverse Effect of Redemption of Warrants

We may redeem each Warrant at $0.05 per Warrant at anytime. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants.

No Assurances that Warrants will be Exercised

Our ability to obtain additional equity capital from the exercise of outstanding Warrants is dependent upon whether or not holders of outstanding Warrants exercise their Warrants and we cannot assure you that any additional warrants will be exercised. If we do not obtain adequate funds from the exercise of Warrants, we may have to seek additional third party financing to raise additional capital needed to support any future growth.

Item 7. Consolidated Financial Statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of Collegiate Pacific Inc.

We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and Subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and Subsidiary as of June 30, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
August 15, 2003

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2003 AND 2002

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$ 365,713	$ 267,362
Accounts receivable, net of allowance for doubtful accounts of $121,139 in 2003 and $96,181 in 2002	2,702,551	1,990,997
Inventories	3,691,615	2,984,803
Prepaid expenses and other current assets	218,030	149,442
Current portion of deferred income taxes	102,171	--
Total current assets	7,080,080	5,392,604
Property, plant and equipment, net of accumulated depreciation of $629,205 in 2003 and $445,635 in 2002	541,055	502,275
Other assets:		
License agreements, net of accumulated amortization of $118,915 in 2003 and $82,759 in 2002	116,514	152,670
Goodwill	544,375	544,375
Deferred income taxes	304,646	--
Other assets, net	238,654	260,798
Total assets	$ 8,825,324	$ 6,852,722

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Accounts payable	$ 1,642,732	$ 1,154,398
Accrued expenses	205,505	128,648
Dividends payable	107,704	--
Income taxes payable	54,789	--
Other current liabilities	--	7,553
Total current liabilities	2,010,730	1,290,599
Line of credit	800,000	--
Notes payable to stockholders	--	353,063
Total liabilities	2,810,730	1,643,662
Stockholders' equity:		
Common stock, $.01 par value; authorized 50,000,000 shares, Issued: 4,308,169 in 2003 and 4,300,659 in 2002	43,082	43,007
Additional paid-in capital	6,387,090	6,607,546
Retained earnings(accumulated deficit)	201,065	(945,080)
Treasury shares, at cost: 80,326 shares in 2003 and 59,526 Shares in 2002	(616,643)	(496,413)
Total stockholders' equity	6,014,594	5,209,060
Total liabilities and stockholders' equity	$ 8,825,324	$ 6,852,722

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Net sales	$21,075,893	$16,901,125
Cost of sales	13,268,532	10,654,442
Gross profit	7,807,361	6,246,683
Selling, general and administrative expenses	6,839,005	5,307,390
Operating profit	968,356	939,293
Other income (expense):		
Interest expense	(84,525)	(140,888)
Interest income	3,200	63
Miscellaneous	17,186	7,020
Total other expense	(64,139)	(133,805)
Income before provision for income taxes	904,217	805,488
Income tax benefit	(349,632)	--
Net income	$ 1,253,849	$ 805,488
Weighted average shares of common stock outstanding –basic	4,225,784	4,225,213
Weighted average shares of common stock outstanding –diluted	4,669,574	4,669,008
Net income per share of common stock - basic	$ 0.30	$ 0.19
Net income per share of common stock – diluted	$ 0.27	$ 0.17

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	COMMON STOCK				TREASURY SHARES			
	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	SHARES	AMOUNT	RECEIVABLE FROM STOCKHOLDER	TOTAL
Balances at July 1, 2001	4,264,773	$ 42,648	$ 6,452,278	$ (1,750,568)	36,226	$ (366,470)	$ (4,995)	$ 4,372,893
Issuance of stock for Cash	20,000	200	64,400	--	--	--	--	64,600
Purchase of stock for cash	--	--	--	--	23,300	(129,943)	--	(129,943)
Issuance of stock for amendment to license agreement	15,886	159	90,868	--	--	--	--	91,027
Payment of notes receivable from Stockholder	--	--	--	--	--	--	4,995	4,995
Net income	--	--	--	805,488	--	--	--	805,488
Balances at June 30, 2002	4,300,659	43,007	6,607,546	(945,080)	59,526	(496,413)	--	5,209,060
Issuance of stock for Cash	7,510	75	36,455	--	--	--	--	36,530
Cash dividends	--	--	(256,911)	(107,704)	--	--	--	(364,615)
Purchase of stock for cash	--	--	--	--	20,800	(120,230)	--	(120,230)
Net income	--	--	--	1,253,849	--	--	--	1,253,849
Balances at June 30, 2003	4,308,169	$ 43,082	$ 6,387,090	$ 201,065	80,326	$ (616,643)	$ --	$ 6,014,594

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIATE PACIFIC INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,253,849	$ 805,488
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	183,571	187,209
Amortization	58,300	60,984
Bad debt expense	78,373	53,116
Deferred income taxes	(406,817)	--
Change in operating assets and liabilities:		
Accounts receivable	(789,927)	(247,034)
Inventories	(706,812)	(197,634)
Prepaid expenses and other current assets	(68,588)	(3,114)
Other assets, net	(7,553)	--
Accounts payable	488,334	212,269
Accrued expenses	76,857	4,458
Income taxes payable	54,789	--
Other liabilities	--	(8,591)
Net cash provided by operating activities	214,376	867,151
Cash flows from investing activities:		
Purchase of property and equipment	(222,351)	(166,012)
Cash received from notes receivable from stockholders	--	4,995
Net cash used in investing activities	(222,351)	(161,017)
Cash flow from financing activities:		
Net change in revolving line of credit	800,000	(420,000)
Payments on notes payable to stockholders	(353,063)	(302,937)
Payment of dividends	(256,911)	--
Cash paid for treasury shares	(120,230)	(129,943)
Proceeds from issuance of common stock	36,530	64,600
Net cash provided by (used in) financing activities	106,326	(788,280)
Increase (decrease) in cash	98,351	(82,146)
Cash and cash equivalents at beginning of year	267,362	349,508
Cash and cash equivalents at end of year	$ 365,713	$ 267,362
Noncash investing and financing activities:		
Common stock issued for amendment to license agreement	$ --	$ 91,027
Cash payments for:		
Income taxes	$ --	$ --
Interest	$ 84,525	$ 162,071

The accompanying notes are an integral part of these consolidated financial statements.

(1) GENERAL AND BACKGROUND

Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of CPI and its wholly owned subsidiary Kesmil Manufacturing, Inc. ("KM" and, together with CPI, the "Company"). Significant intercompany accounts and transactions have been eliminated.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash, accounts receivable and notes payable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments approximate their carrying values due to their short-term nature or their index tied to market rates.

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

The Company's accounts receivable are due primarily from customers in the institutional and sporting goods dealer market. Credit is extended based on evaluation of each customer's financial condition and, generally collateral is not required except on credit extension to international customers. Accounts receivable are generally due within 30 days and are stated in amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited against write-offs in the period the payment is received.

Changes in the Company's allowance for uncollectible accounts for the years ended June 30, 2003 and 2002 are as follows:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Beginning balance	$ 96,181	$ 87,187
Bad debt expense	78,373	53,116
Accounts written off, net of recoveries	(53,415)	(44,122)
Ending balance	$ 121,139	$ 96,181

INVENTORIES

Inventories are carried at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is expensed as incurred and significant renewals and betterments are capitalized.

GOODWILL

Goodwill represents the excess of the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired. Goodwill is tested for impairment annually and whenever there is an impairment indicator. Impairment will be recognized if the fair value of goodwill is less than the carrying amount of the goodwill.

LICENSE AGREEMENTS AND TRADEMARKS

License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful lives of 5 to 10 years.

Trademarks represent amounts paid to acquire the rights to brand specific products or categories of products with recognizable brands in certain sporting good categories and are amortized over 15 years.

VALUATION OF LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of depreciable and amortizable long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized based on the amount by which the carrying value exceeds the asset's fair value.

STOCK BASED COMPENSATION

At June 30, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 9. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market price of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-based Compensation," to stock-based employee compensation.

	Year Ended June 30,	
	2003	2002
Net income, as reported	$ 1,253,849	$ 805,488
Stock based compensation expense recorded	$ --	$ --
Deduct: Total stock-based employee compensation expense determined using the fair value based method for all awards, net of related tax effects	(1,109,690)	(98,325)
Pro forma income	$ 144,159	$ 707,163
Income per share:		
Basic – as reported	$ 0.30	$ 0.19
Basic – pro forma	$ 0.03	$ 0.17
Diluted – as reported	$ 0.27	$ 0.17
Diluted – pro forma	$ 0.03	$ 0.15

INCOME TAXES

The Company utilizes the asset and liability approach in its reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ADVERTISING

Advertising expenses for the fiscal years ended June 30, 2003 and 2002 were approximately $1.8 million and $1.3 million, respectively. No advertising costs were capitalized at June 30, 2003 or 2002.

INCOME PER SHARE

Basic income per common share is computed by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted income per share is computed based on weighted average number of shares outstanding increased by the effect of stock options and warrants when dilutive.

REVENUE RECOGNITION

The Company recognizes revenue upon its shipment of inventory to customers. A provision is made for returns, which are based upon historical rates of return experienced by the Company.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of sales.

(3) INVENTORIES

Inventories consist of the following:

	June 30, 2003	June 30, 2002
Raw materials	$ 310,871	$ 232,064
Work in progress	83,229	42,587
Finished goods	3,297,515	2,710,152
	$ 3,691,615	$ 2,984,803

(4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2003	June 30, 2002
Fixtures and equipment	$ 796,203	$ 597,763
Manufacturing equipment	374,057	350,147
Total property and equipment	1,170,260	947,910
Less accumulated depreciation	(629,205)	(445,635)
Property and equipment, net	$ 541,055	$ 502,275

(5) INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2003		June 30, 2002	
Amortizable intangible assets	Gross carrying value	Accumulated Amortization	Gross carrying value	Accumulated amortization
License agreements	$ 235,429	$ 118,915	$ 235,429	$ 82,759
Trademarks	330,642	108,090	330,642	86,048
Total amortizable intangible assets	$ 566,071	$ 227,005	$ 566,071	$ 168,807
Intangible assets not subject to amortization				
Goodwill	$ 544,375	$ --	$ 544,375	$ --

Amortization expense related to intangible assets totaled approximately $58 thousand and $61 thousand during the years ended June 30, 2003 and 2002, respectively. The aggregate estimated amortization expense for intangible assets for each of the fiscal years ending June 30 is as follows:

Year ended June 30,	
2004	$ 49,066
2005	49,066
2006	32,171
2007	31,146
2008	31,146

(6) LINE OF CREDIT

On August 22, 2002, the Company and Bank of America, N.A. agreed to amend the terms of the Company's existing revolving line of credit (the "Line of Credit") by increasing the line from $2.5 million to $5.0 million and extending the term of the facility to July 15, 2004. The Line of Credit allows the Company to borrow up to 85% of its eligible accounts receivable and up to 40% of its eligible inventories. This facility includes a provision for letters of credit. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 0.5% (4.75% at June 30, 2003) or LIBOR plus 3%. As of June 30, 2003, approximately $800 thousand was outstanding under the Line of Credit, leaving the Company with approximately $2.8 million of additional availability under the terms of the borrowing base formula of the Line of Credit. Approximately $2.5 million was available at June 30, 2002. The Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Line of Credit will have an adverse impact on its operations or future plans.

(7) FEDERAL INCOME TAXES

The temporary differences that give rise to the deferred tax assets or liabilities are as follows:

	June 30,	
	2003	2002
Deferred tax assets		
Accounts receivable	$ 44,821	$ 32,702
Inventories	26,236	23,807
Net operating loss carryforward	361,842	383,782
Other	2,379	1,496
Total deferred tax assets	435,278	441,787
Deferred tax liabilities		
Property and equipment	(25,491)	(21,867)
Intangible assets	(2,970)	--
Total deferred tax liabilities	(28,461)	(21,867)
Net deferred taxes	406,817	419,920
Valuation allowance	--	(419,920)
Net deferred tax assets	$406,817	$ --

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not the Company will realize its deferred tax assets. Accordingly, at June 30, 2003, the Company eliminated the valuation allowance on its net deferred tax assets.

Deferred tax assets and liabilities included in the balance sheet are as follows:

	June 30,	
	2003	2002
Current deferred tax asset	$ 102,171	$ -
Noncurrent deferred tax asset	304,646	-
	$ 406,817	$ -

The provision for income taxes consists of the following:

	Year ended June 30,	
	2003	2002
Federal		
Current	$ 40,080	$ -
Deferred	(373,832)	-
State		
Current	17,105	-
Deferred	(32,985)	-
	$(349,632)	$ -

Following is a reconciliation of income taxes at the Federal statutory rate to income tax expense:

	Year ended June 30,	
	2003	2002
Tax expense at the Federal statutory rate	$ 307,433	$ 273,866
Change in valuation allowance	(419,920)	(309,425)
Increase in available net operating loss carry-forwards	(259,237)	--
Other	4,987	11,636
State income taxes	17,105	23,923
Income tax expense (benefit)	$ (349,632)	$ --

At June 30, 2003, the Company had net operating loss carry-forwards, which related to pre-1998 operations of the former Drug Screening Systems, Inc. ("DSSI"), the predecessor to the Company. Because of the ownership change rules of the Internal Revenue Code (the "Code"), the Company's ability to use the DSSI net operating loss carryforwards are limited to approximately $1 million, in accordance with the provisions of the Code, and expire in 2011. The increase in available net operating loss carry-forwards relates to the DSSI net operating loss carry-forwards.

(8) RELATED PARTY TRANSACTIONS

During each of the fiscal years ended June 30, 2003 and 2002, the Company paid the majority stockholder of the Company approximately $5 and $86 thousand, respectively, in interest on notes payable assumed in conjunction with the purchase of KM. The Company repaid the note payable to the majority stockholder in full in August 2002.

(9) STOCK OPTIONS AND WARRANTS

On December 11, 1998, the Company's stockholders approved a new stock option plan, (the "1998 Collegiate Pacific Inc. Stock Option Plan"). This plan authorized the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company's common stock, $0.01 par value per share. The options vest in full upon the employee's one-year anniversary date of employment with the Company or the award date if the employee has been employed for at least one year on the grant date. The number of shares available under the 1998 Collegiate Pacific Inc. Stock Option Plan was increased to 1,000,000 upon approval by the Company's stockholders on March 20, 2001.

A summary of the Company's employee and director option activity for the fiscal years ended June 30, 2003 and 2002 is as follows:

	Options	Weighted Average Exercise Price
Outstanding at July 1, 2001	514,200	5.16
Granted	15,000	4.11
Exercised	(20,000)	3.23
Forfeited or cancelled	(11,000)	7.26
Outstanding at June 30, 2002	498,200	5.16
Granted	292,200	5.46
Exercised	(7,500)	4.86
Forfeited or cancelled	(10,000)	7.57
Outstanding at June 30, 2003	772,900	$ 5.25
Exercisable at June 30, 2002	456,200	$ 5.13
Exercisable at June 30, 2003	769,900	$ 5.24

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 100% for fiscal 2003, and 121% for fiscal 2002; risk-free interest rates of 3.10% for fiscal 2003, and 4.76% for fiscal 2002; dividend yield of 2.0% to 0% for fiscal 2003 and fiscal 2002, respectively, and expected lives of five years.

The weighted average fair value of options granted in fiscal 2003 and 2002 was $3.80 and $3.45 per share, respectively.

The following table summarizes additional information about stock options at June 30, 2003:

	Outstanding			Exercisable	
Exercise price	Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$3.88-4.81	266,700	7.8	$3.90	266,700	$3.90
$4.90-6.13	474,700	8.6	$5.73	471,700	$5.73
$9.38	31,500	5.7	$9.38	31,500	$9.38
	772,900			769,900	

On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each warrant entitles the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The total number of warrants issued was 4,244,607. The number of shares purchasable upon exercise of each warrant and price per share may be adjusted under certain conditions. Holders may exercise the warrants at any time on or before May 26, 2005, unless extended by the Company. The warrants are callable and cancelable at anytime by the Company at a cancellation price of $0.05 per share of common stock purchasable upon exercise of the warrants. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. At June 30, 2003, 10 warrants had been exercised.

(10) LEASES

The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases, which expire at various dates through 2008. Rent expense approximated $339 thousand for the fiscal year ended June 30, 2003, and $269 thousand for the fiscal year ended June 30, 2002.

Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

Year ended June 30,	
2004	$ 357,996
2005	352,452
2006	341,364
2007	341,364
2008	115,788
	$1,508,964

(11) INCOME PER SHARE

Summarized basic and diluted income per common share for the years ended June 30, 2003 and 2002 are as follows:

	Year Ended June 30, 2003			Year Ended June 30, 2002		
	Net income	Shares	Per share amount	Net income	Shares	Per share amount
Basic income per share	$1,253,849	4,225,784	$ 0.30	$805,488	4,225,213	$ 0.19
Effect of dilutive options and warrants	--	443,790	(0.03)	--	443,795	(0.02)
Diluted income per share	$1,253,849	4,669,574	$ 0.27	$805,488	4,669,008	$ 0.17

For fiscal 2003 and 2002, stock options and warrants covering 274,875 and 2,430,229 shares, respectively, were excluded in the computations of diluted income per share because their effect was antidilutive.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures.

Based upon their evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures (as defined in §240.13a–15(e) or §240.15d–15(e) of the General Rules and Regulations of the Securities Exchange Act of 1934) are effective as of June 30, 2003.

PART III

Item 9. Directors, Executive Officers, Promoters and Central Persons; Compliance with Section 16(a) of the Exchange Act; Code of Ethics.

Director Information

Set forth below is biographical and other information about the persons who will make up the Board following the fiscal 2004 annual meeting, assuming election of the nominees:

Michael J. Blumenfeld
Age: 57
Director since February 1998
No Board Committees

Mr. Blumenfeld has served as the company's Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld's father.

Adam Blumenfeld
Age: 33
Director since January 2000
No Board Committees

Mr. Blumenfeld is the company's President and has served in that capacity since joining the company in January 2000. From January 1998 through December 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.

Arthur J. Coerver
Age: 60
Director since February 1998
No Board Committees

Mr. Coerver is the company's Chief Operating Officer and has served in that capacity since joining the company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a Company engaged in the direct mail marketing of sports related equipment.

Harvey Rothenberg
Age: 61
Director since December 1998
No Board Committees

Mr. Rothenberg has served as the company's Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sports Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment.

Jeff Davidowitz
Age: 47
Director since June 1994
Board Committees: Audit and Stock Option

Mr. Davidowitz is the President of Penn Footwear, a private investment company and has served in that capacity since 1991.

William H. Watkins, Jr.
Age: 62
Director since February 1998
Board Committees: Audit and Stock Option

Mr. Watkins is a partner in the public accounting firm of Watkins Uiberall, PLLC, and has served in that capacity since 1971. Since 1994, Mr. Watkins has also served as a member of the Tennessee Board of Regents and as the board's Chairman of Finance and Administration. Since July 2003, he has also served as the Chairman of the Board of BKR International's Americas region.

Robert W. Hampton
Age: 56
Director since March 2001
Board Committees: Audit and Stock Option

Mr. Hampton is Group Vice-President of Jones International, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation.

INFORMATION CONCERNING EXECUTIVE OFFICERS

Background information about the Company's executive officers who are not nominees for election as a director is set forth below:

William R. Estill Age 54	Mr. Estill has served as the Company's Chief Financial Officer since July 1999. From December 1997 to February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunications structures.
Chadd H. Edlein Age 33	Mr. Edlein has served as the Company's Vice President Corporate Development since July 1997.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act of 1934, as amended, requires the company's executive officers and directors and persons who own more than ten percent of a registered class of the company's equity securities (collectively, the "*Reporting Persons*") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the company with copies of these reports. The company believes that all filings required to be made by the Reporting Persons during the fiscal year ended June 30, 2003 were made on a timely basis.

COMMITTEES

The Board maintains two standing committees: Audit and Stock Option.

Audit Committee. The Audit Committee's primary duties include (1) appointing the independent accountants and determining the appropriateness of their fees, (2) reviewing the scope and results of the audit plans of the independent accountants and internal auditors, (3) overseeing the scope and adequacy of internal accounting control and record-keeping systems, (4) reviewing the objectivity, effectiveness and resources of the internal audit function and (5) conferring independently with the independent accountants. Messrs. Davidowitz, Hampton and Watkins are members of the Audit Committee. Our Board of Directors has determined that William H. Watkins, Jr., one of our directors and the Chairman of the Audit Committee, is a financial expert, as defined by the Securities Exchange Act of 1934, and is independent, as defined in Section 121(A) of the AMEX's listing standards.

Stock Option Committee. The main responsibility of the Stock Option Committee is to administer the 1998 Collegiate Pacific Inc. Stock Option Plan.

The Board of Directors does not have a standing nominating committee, compensation committee, or any other committee performing similar functions. The functions customarily attributable to a nominating committee or a compensation committee are performed by the Board of Directors as a whole.

Audit Committee Report

The audit functions of the Audit Committee are focused on three areas:

- the adequacy of the company's internal controls and financial reporting process and the reliability of the company's financial statements;
- the independence and performance of the company's independent auditors; and
- the company's compliance with legal and regulatory requirements.

We meet with management periodically to consider the adequacy of the company's internal controls and the objectivity of its financial reporting. We discuss these matters with the company's independent auditors and with appropriate company financial personnel. We regularly meet privately with the independent auditors, who have unrestricted access to the committee. We also recommend to the Board the appointment of the independent auditors and review periodically their performance and independence from management. In addition, the committee reviews the company's financing plans and reports recommendations to the full Board for approval and to authorize action.

The Directors who serve on the committee are all "Independent" for purposes of the American Stock Exchange listing standards. That is, the Board of Directors has determined that none of us has a relationship with Collegiate Pacific that may interfere with our independence from Collegiate Pacific and its management. The Board has adopted a written charter setting out the audit related functions the committee is to perform.

Management has primary responsibility for the company's financial statements and the overall reporting process, including the company's system of internal controls. The independent auditors audit the annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the company in conformity with generally accepted accounting principles and discuss with us any issues they believe should be raised with us. We reviewed the company's audited financial statements for the fiscal year ended June 30, 2003, with both management and Grant Thornton LLP, the company's independent auditors, to discuss those financial statements. Management represented to us that the financial statements were prepared in accordance with generally accepted accounting principles.

We received from and discussed with Grant Thornton LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees). These items relate to that firm's independence from the company. We also discussed with Grant Thornton any matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Based on these reviews and discussions, we recommended to the Board that the company's audited financial statements for the fiscal year ended June 30, 2003, be included in its Annual Report on Form 10-KSB for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment, subject to stockholder approval, of the independent auditors, and the Board of Directors concurred in such recommendation.

Submitted by the Audit Committee of the company's Board of Directors.

Jeff Davidowitz
Robert W. Hampton
William H. Watkins, Jr., *Chairman*

CODE OF ETHICS

The Board of Directors adopted a Code of Ethics on September 22, 2003, that applies to all of the company's officers, directors and employees. A copy of the company's Code of Ethics was filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, a copy of which is being distributed to all stockholders of record along with its Proxy Statement for the fiscal 2004 annual meeting. In addition, the text of the Code of Ethics has been posted on the company's World Wide Web site (www.cpacsports.com).

Item 10. Executive Compensation.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation, for each of the last three fiscal years, earned by the Named Executive Officers -- Mr. Michael Blumenfeld the Chief Executive Officer and the four other executive officers who earned over $100,000 and who were serving as an executive officer at the end of fiscal 2003.

Summary Compensation Table

		Annual Compensation	Long-Term Compensation
Name and Principal Positions	Fiscal Year	Salary ($)	Securities Underlying Options
Michael J. Blumenfeld	2003	172,000	25,000
Chairman of the Board and	2002	160,000	--
Chief Executive Officer	2001	140,000	95,000
Adam Blumenfeld	2003	162,000	50,000
President	2002	150,000	--
	2001	138,650	45,000
Harvey Rothenberg	2003	125,000	25,000
Vice President, Marketing	2002	115,000	--
	2001	105,400	40,000
Arthur J. Coerver	2003	136,000	25,000
Chief Operating Officer	2002	128,000	--
	2001	118,200	40,000
William Estill	2003	160,000	40,000
Chief Financial Officer	2002	152,500	--
	2001	151,800	40,000

STOCK OPTIONS

The following table sets forth certain information about the stock option awards that were made to the Named Executive Officers during fiscal 2003. All of these options are transferable to family members under specified conditions.

Option Grants in Last Fiscal Year

Name	Number of Shares Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date
Michael J. Blumenfeld	25,000	18.1%	$6.08	6/24/13
Adam Blumenfeld	25,000	18.1%	6.08	6/24/13
	25,000	16.2%	4.90	7/26/12
Harvey Rothenberg	10,000	7.2%	6.08	6/24/13
	15,000	9.7%	4.90	7/26/12
Arthur J. Coerver	10,000	7.2%	6.08	6/24/13
	15,000	9.7%	4.90	7/26/12
William Estill	20,000	14.5%	6.08	6/24/13
	20,000	13.0%	4.90	7/26/12

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

Name	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the Money Options [1] At Fiscal Year-End	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael J. Blumenfeld	130,000	0	$ 231,750	$ 0
Adam Blumenfeld	95,000	0	137,500	0
Harvey Rothenberg	68,000	0	97,650	0
Arthur J. Coerver	69,000	0	97,650	0
William Estill	80,000	0	112,100	0

(1) Amounts were calculated using the closing price of Collegiate Pacific's common stock on the last trading day of the fiscal year ($6.65).

DIRECTOR COMPENSATION

Messrs. Michael and Adam Blumenfeld, Coerver, and Rothenberg, who are the directors that are also Collegiate Pacific employees, do not receive any additional compensation for serving on the Board of Directors.

Annual Retainer Fee. Each non-employee director receives an annual retainer fee of $7,500. The director receives that amount in cash. Also, each director receives an annual grant of options to acquire 2,500 shares of the company's common stock with an exercise price equal to the prevailing market price of the company's common stock on the date granted.

Other Benefits. Collegiate Pacific reimburses directors for the reasonable expenses associated with attending Board meetings and provides them with liability insurance coverage for their activities as directors of Collegiate Pacific.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information, as of October 24, 2003, about the ownership of Collegiate Pacific common stock by the directors and executive officers. The company knows of no persons other than Messrs. Michael Blumenfeld and Adam Blumenfeld, who own more than 5% of the total number of shares outstanding. Unless otherwise indicated, each person named below holds sole investment and voting power over the shares shown.

Beneficial Owner	Number of Shares Owned	Options/Warrants Exercisable Within 60 Days	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding (if 1% or more)[a]
Michael J. Blumenfeld 13950 Senlac Drive, Suite 100 Dallas, TX 75234	2,165,207	751,407	2,916,614	45.3%
Adam Blumenfeld 13950 Senlac Drive, Suite 100 Dallas, TX 75234	242,100	332,100	574,200	9.5%
Jeff Davidowitz	140,302[b]	50,502	190,804	3.3%
Arthur J. Coerver	36,790[c]	107,790[c]	144,580	2.5%
William H. Watkins, Jr.	43,803[d]	54,803[d]	98,606	1.7%
Harvey Rothenberg	17,117[e]	77,217[e]	94,334	1.7%
Robert W. Hampton	--	7,500	7,500	--
Chadd Edlein	14,000	60,000	74,000	1.5%
William R. Estill	--	80,000	80,000	1.3%
Directors and executive officers as a group (9 persons)	2,659,319	1,521,319	4,180,638	58.6%

a - Based on the number of shares outstanding (5,689,764) at the close of business on October 24, 2003.

b - Includes (i) 34,751 shares and 34,751 shares issuable upon exercise of a warrant held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 3,751 shares issuable upon exercise of a warrant held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares held by 3D Partners of which Mr. Davidowitz is general partner.

c - Includes (i) 6,060 shares held in trust for the benefit of Mr. Coerver, (ii) 1,212 shares held in trust for the benefit of Mr. Coerver's spouse, and (iii) 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver.

d - Includes 30,303 shares held in trust for the benefit of Mr. Watkins and 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Watkins.

e - Includes (i) 1,687 shares and 1,687 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Rothenberg's minor child, (ii) 3,430 shares held in trust for the benefit of Mr. Rothenberg, (iii) 4,500 shares issuable upon exercise of employee stock options held by Mr. Rothenberg's spouse, and (iv) 3,030 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Rothenberg.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	714,900	$5.25	203,600
Equity Compensation Plans Not Approved by Security Holders	--	--	--
Total	714,900	$5.25	203,600

Item 12. Certain Relationships and Related Transactions.

On September 7, 2000, the company acquired the stock of Kesmil Manufacturing, Inc., a manufacturing company owned by Michael J. Blumenfeld, the majority stockholder and Chief Executive Officer of the company, for the assumption of approximately $581,000 in notes payable to the stockholder and a stockholder and relative of Mr. Blumenfeld, and the assumption of other liabilities of approximately $400,000. These notes are subordinate to Collegiate Pacific's line of credit, are not secured by any of the company's assets and mature in August 2004. The notes payable to stockholders bear interest at the rate of 12% per annum and are payable in quarterly installments of approximately $36,000. Collegiate Pacific was, prior to the acquisition, the sole customer of the acquired company. Because the former sole stockholders of Kesmil also owned a majority of Collegiate Pacific's outstanding common stock, the acquisition was accounted for in a manner similar to a pooling of interests. During fiscal 2000, the company purchased approximately $1,000,000 of certain inventory items from Kesmil.

On October 7, 2003, Michael J. Blumenfeld, the Company's Chief Executive Officer, sold on a firm commitment basis directly to Roth Capital Partners, LLC, 1,000,000 warrants at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the warrants and the company issued 1,000,000 shares of its common stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share. Collegiate Pacific received $5,000,000, before commissions and expenses, from the exercise of the warrants. The company paid a commission to Roth Capital of $450,000 in connection with the sale of the warrants in the offering and the issuance to Roth Capital of the shares of common stock upon Roth Capital's exercise of the warrants.

Item 13. Exhibits, List And Reports On Form 8-K.

A. Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit
2.1	Stock Purchase Agreement dated August 18, 1997 with Michael J. Blumenfeld.(1)
3.1	Articles of Incorporation of the company filed on December 15, 1998.(3)
3.2	By-Laws of the company.(3)
3.3	Certificate of Amendment to Certificate of Incorporation of the company filed on January 18, 2000.(4)
4.1	Specimen Certificate of Common Stock, $0.01, par value, of the company.(3)
4.2	Specimen Common Stock Purchase Warrant.(4)
10.1	Lease dated July 1, 1997 between the company, as tenant, and Post-Valwood, Inc., as landlord.(5)
10.2	Exclusive Distribution Agreement dated February 24, 1998, between the company and Equipmart, Inc.(5)
10.3	Exclusive Distribution Agreement dated March 7, 1998, between the company and FunNets, Inc.(5)
10.4	Exclusive Distribution Agreement dated March 21, 1998, between the company and Pro Gym Equipment, Inc.(5)
10.5	1998 Collegiate Pacific Inc. Stock Option Plan.(2)
10.6	Revolving Line of Credit Agreement dated December 26, 2001, by and between Bank of America, N.A. and the company.(6)
10.7	Warrant Agreement dated as of May 26, 2000, between the company and Continental Stock Transfer & Trust Company, as Warrant Agent, with the form of Common Stock purchase warrant attached.(4)
10.8	Stock Purchase Agreement dated September 7, 2000, by and between the company and Michael J. Blumenfeld.(7)

10.9 First Amendment to Stock Option Plan. (8)

10.10 First Amendment to Revolving Line of Credit dated July 15, 2002, by and between Bank of America, N.A. and the company.(9)

10.11 Second Amendment to Revolving Line of Credit dated August 22, 2002, by and between Bank of America, N.A. and the company.(9)

14. Code of Ethics*

21. Subsidiaries of the company*

23. Consent of Grant Thornton LLP*

31.1 Section 302 Certification of Principal Executive Officer*

31.2 Section 302 Certification of Principal Financial Officer*

32. Section 906 Certifications of Principal Executive and Financial Officers**

---

* Filed herewith

** Furnished herewith

(1) Previously filed as an exhibit to the company's Form 8-K/A filed on September 11, 1997.

(2) Previously filed as an exhibit to the company's Definitive Proxy Statement for its Annual Meeting held on December 11, 1998.

(3) Previously filed as an exhibit to the company's Form 8-A dated September 9, 1999.

(4) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, as amended.

(5) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998.

(6) Previously filed as an exhibit to the company's Annual Report on Form 10-QSB for the fiscal quarter ended December 31, 2001.

(7) Previously filed as an exhibit to the company's Report on Form 8-K filed on September 21, 2000.

(8) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 30, 2001.

(9) Previously filed as an exhibit to the Company's Annual Report on Form 10-KB for the fiscal year ended June 30, 2002.

B. Reports on Form 8-K.

None.

Item 14. Principal Accountant Fees and Services.

Audit Fees

Audit fees billed by Grant Thornton LLP for the review and audit of the Company's annual financial statements included in the Company's annual report on Form 10-KSB for the fiscal years ended June 30, 2003, and June 30, 2002, and Grant Thornton LLP's review of the Company's interim financial statements included in the Company's Quarterly Reports on Form 10-QSB during the fiscal years ended June 30, 2003, and June 30, 2002, totaled approximately $41 thousand for fiscal 2003 and $37 thousand for fiscal 2002.

Audit Related Fees

The aggregate fees billed by Grant Thornton LLP for assurance and related services that were reasonably related to the performance of the audit or review of Collegiate Pacific's financial statements and that were not included under the heading "Audit Fees" above totaled approximately $2 thousand for fiscal 2003 and $7 thousand for fiscal 2002.

Tax Fees

The aggregate fees billed by Grant Thornton LLP for professional services rendered for tax compliance, tax advice, and tax planning were approximately $13 thousand for fiscal 2003 and $15 thousand for fiscal 2002 and consisted primarily of preparing the Company's Federal and state income tax returns for such periods.

All Other Fees

Grant Thornton LLP did not bill for any products or services other than the services reported under the headings "Audit Fees," "Audit-Related Fees," and "Tax Fees" above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLEGIATE PACIFIC INC.

October 28, 2003

By: /s/ Michael J. Blumenfeld
Michael J. Blumenfeld,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on October 28, 2003.

Signature	Capacity
/s/ Michael J. Blumenfeld Michael J. Blumenfeld	Chairman of the Board and Chief Executive Officer
/s/ Adam Blumenfeld Adam Blumenfeld	President and Director
/s/ Arthur J. Coerver Arthur J. Coerver	Chief Operating Officer and Director
/s/ Harvey Rothenberg Harvey Rothenberg	Vice President Marketing and Director
/s/ William R. Estill William R. Estill	Chief Financial Officer, Secretary and Treasurer (Principal Accounting and Financial Officer)
/s/ Jeff Davidowitz Jeff Davidowitz	Director
/s/ Robert W. Hampton Robert W. Hampton	Director
/s/ William H. Watkins, Jr. William H. Watkins, Jr.	Director

Exhibit Number	Exhibit
2.1	Stock Purchase Agreement dated August 18, 1997 with Michael J. Blumenfeld.(1)
3.1	Articles of Incorporation of the company filed on December 15, 1998.(3)
3.2	By-Laws of the company.(3)
3.3	Certificate of Amendment to Certificate of Incorporation of the company filed on January 18, 2000.(4)
4.1	Specimen Certificate of Common Stock, $0.01, par value, of the company.(3)
4.2	Specimen Common Stock Purchase Warrant.(4)
10.1	Lease dated July 1, 1997 between the company, as tenant, and Post-Valwood, Inc., as landlord.(5)
10.2	Exclusive Distribution Agreement dated February 24, 1998, between the company and Equipmart, Inc.(5)
10.3	Exclusive Distribution Agreement dated March 7, 1998, between the company and FunNets, Inc.(5)
10.4	Exclusive Distribution Agreement dated March 21, 1998, between the company and Pro Gym Equipment, Inc.(5)
10.5	1998 Collegiate Pacific Inc. Stock Option Plan.(2)
10.6	Revolving Line of Credit Agreement dated December 26, 2001 by and between Bank of America, N.A. and the company.(6)
10.7	Warrant Agreement dated as of May 26, 2000, between the company and Continental Stock Transfer & Trust Company, as Warrant Agent, with the form of Common Stock purchase warrant attached.(4)
10.8	Stock Purchase Agreement dated September 7, 2000, by and between the company and Michael J. Blumenfeld.(7)
10.9	First Amendment to Stock Option Plan.(8)
10.10	First Amendment to Revolving Line of Credit dated July 15, 2002, by and between Bank of American, N.A. and the company.(9)
10.11	Second Amendment to Revolving Line of Credit dated August 22, 2002, by and between Bank of America, N.A. and the company.(9)
14.	Code of Ethics.*
21.	Subsidiaries of the Company.*

23. Consent of Grant Thornton LLP*

31.1 Section 302 Certification of Principal Executive Officer*

31.2 Section 302 Certification of Principal Financial Officer*

32. Section 906 Certifications of Principal and Financial Officers**

---

* Filed herewith

** Furnished herewith

(1) Previously filed as an exhibit to the company's Form 8-K/A filed on September 11, 1997.

(2) Previously filed as an exhibit to the company's Definitive Proxy Statement for its Annual Meeting held on December 11, 1998.

(3) Previously filed as an exhibit to the company's Form 8-A dated September 9, 1999.

(4) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, as amended.

(5) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998.

(6) Previously filed as an exhibit to the company's Annual Report on Form 10-QSB for the quarter ended December 31, 2001.

(7) Previously filed as an exhibit to the company's Report on Form 8-K filed on September 21, 2000.

(8) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 30, 2001.

(9) Previously filed as an exhibit to the company's Annual Report on form 10-KSB for the fiscal period ended June 30, 2002.

Exhibit 14

CODE OF ETHICS

COLLEGIATE PACIFIC INC.

Code of Business Conduct and Ethics
Adopted September 22, 2003

1. Introduction

This Code of Business Conduct and Ethics ("*Code*") has been adopted by the Board of Directors of Collegiate Pacific Inc. (the "*Company*") and summarizes the standards that must guide our actions. While covering a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise, or every situation where ethical decisions must be made, but rather set forth key guiding principles that represent the Company's policies and establish conditions for employment at the Company.

We must strive to foster a culture of honesty and accountability. Our commitment to the highest level of ethical conduct should be reflected in all of the Company's business activities including, but not limited to, relationships with employees, customers, suppliers, competitors, the government and the public, including the Company's shareholders. All of the Company's employees, officers and directors must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior.

Even well intentioned actions that violate the law or this Code may result in negative consequences for the Company and for the individuals involved. For Company personnel, such consequences may result in corrective and/or disciplinary action, which may include dismissal or removal from office.

2. Compliance with Laws, Rules and Regulations

The Company is strongly committed to conducting its business affairs with honesty and integrity and in full compliance with all laws, rules and regulations in the cities and states in which we operate. No employee, officer or director of the Company shall commit an illegal or unethical act or instruct others to do so, for any reason.

If you believe that any practice raises questions as to compliance with this Code or applicable law, rule or regulation or if you otherwise have questions regarding any law, rule or regulation, please contact the Company's Chief Executive Officer.

3. Trading on Inside Information

Using non-public information to trade in securities, or providing a family member, friend or any other person with a "tip," is illegal and unethical. All non-public information should be considered confidential inside information and should never be used for personal gain. You should contact the Company's Chief Executive Officer with any questions about your ability to buy or sell securities.

4. Protection of Confidential Proprietary Information

Confidential proprietary information generated and gathered in our business is a valuable Company asset.

Protecting this information plays a vital role in the Company's continued growth and ability to compete, and all confidential proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or required by law.

Confidential proprietary information includes all non-public information that might be useful to competitors or that could be harmful to the Company or its customers or suppliers if disclosed. Confidential information also includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists and any unpublished financial or pricing information must also be protected. It also includes information received from third parties, such as suppliers and customers, and entrusted to us on a confidential basis.

Unauthorized use or distribution of confidential or proprietary information violates Company policy and could be illegal. Such use or distribution could result in negative consequences for both the Company and the individuals involved, including potential legal and disciplinary actions. We respect the property rights of other companies and their proprietary information and require our employees, officers and directors to observe such rights.

Your obligation to protect the Company's proprietary and confidential information continues even after you leave the Company, and you must return all proprietary and confidential information in your possession upon leaving the Company.

5. Conflicts of Interest

The Company's employees, officers and directors have an obligation to act in the best interest of the Company. All employees, officers and directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

A "conflict of interest" occurs when a person's private interest interferes in any way, or even appears to interfere, with the interest of the Company, including its subsidiaries and affiliates. A conflict of interest can arise when an employee, officer or director takes an action or has an interest that may make it difficult for him or her to perform his or her work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director (or his or her family members) receives improper personal benefits as a result of the employee's, officer's or director's position at the Company.

Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of situations which may constitute a conflict of interest:

- working, in any capacity, for a competitor, customer or supplier while employed by the Company;
- accepting gifts of more than modest value or receiving personal discounts or other benefits as a result of your position at the Company from a competitor, customer or supplier;
- competing with the Company for the purchase or sale of property, services or other interests;
- having an interest in a transaction involving the Company, a customer or supplier (not including routine investments in publicly traded companies);
- receiving a loan or guarantee of an obligation as a result of your position with the Company, other than permitted loans or guarantees by the Company that are properly documented and made pursuant to established policies; and

- directing business to a supplier owned or managed by, or which employs, a relative or friend.

Situations involving a conflict of interest may not always be obvious or easy to resolve. Employees should report actions that may involve a conflict of interest to the Company's Chief Executive Officer.

In order to avoid conflicts of interests, all senior officers and directors must disclose to the Company's Chief Executive Officer any material transaction or relationship that reasonably could be expected to give rise to such a conflict, and the Company's Chief Executive Officer shall notify the Board of Directors of any such disclosure. Conflicts of interests involving the Company's Chief Executive Officer shall be disclosed to the Company's Chief Financial Officer or the Board of Directors. Employees, officers and directors who knowingly fail to disclose conflicts of interest are subject to disciplinary action, including dismissal or removal from office.

6. Protection and Proper Use of Company Assets

Protecting Company assets against loss, theft or other misuse are the responsibility of every employee, officer and director. Loss, theft, misuse and waste of Company assets directly impact our profitability. Any such loss, misuse, waste or suspected theft should be reported to a manager/supervisor or the Company's Chief Executive Officer. The sole purpose of the Company's equipment, inventory and supplies is the conduct of our business. They may only be used for Company business consistent with Company guidelines, though incidental personal use may be permitted.

7. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves business opportunities that arise or are discovered through the use of corporate property, information or position. No employee, officer or director may use corporate property, information or position for personal gain, and no employee, officer or director may compete with the Company directly or indirectly. Competing with the Company may involve engaging in the same line of business as the Company or any situation where the employee, officer or director takes away from Company opportunities for sales or purchases of products, services or interests. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

8. Fair Dealing

Each employee, officer and director of the Company should endeavor to deal fairly with customers, suppliers, competitors, shareholders, the public and one another at all times and in accordance with ethical business practices. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. No payment in any form shall be made directly or indirectly to or for anyone for the purpose of obtaining or retaining business or obtaining any other favorable action. The Company and the employee, officer or director involved may be subject to disciplinary action as well as potential civil or criminal liability for violation of this policy.

Occasional business gifts to and entertainment of non-government employees in connection with business discussions or the development of business relationships are generally deemed appropriate in the conduct of the Company's business. However, these gifts should be given infrequently and their value should be modest. Gifts or entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted.

Practices that are acceptable in commercial business environments may be against the law or the policies governing federal, state or local government employees. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Company's Chief Executive Officer.

The Foreign Corrupt Practices Act ("FCPA") prohibits giving anything of value directly or indirectly to any "foreign official" for the purpose of obtaining or retaining business. When in doubt as to whether a contemplated payment or gift may violate the FCPA, contact the Company's Chief Executive Officer before taking any action.

9. Quality of Public Disclosures

The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the financial condition and results of operations of the Company. The Company's Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company with the Securities and Exchange Commission. For purposes of this Code, "*senior financial officers*" means the Company's principal financial officer, the Company's principal accounting officer or controller and other persons performing similar functions for the Company. Accordingly it is the responsibility of the Company's Chief Executive Officer and each senior financial officer promptly to bring to the attention of the Audit Committee of the Board of Directors any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities.

The Company's Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

The Company's Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee any information concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof.

10. Compliance with Antitrust Laws

The antitrust laws prohibit agreements among competitors on such matters as prices, terms of sale to customers and allocating markets or customers. Antitrust laws can be very complex, and violations may subject the Company and its employees to criminal sanctions, including fines, jail time and civil liability. If you have any questions, consult the Company's Chief Executive Officer.

11. Political Contributions and Activities

Any political contributions made by or on behalf of the Company and any solicitations for political contributions of any kind must be lawful and in compliance with the Company's policies. This policy applies solely to the use of Company assets and is not intended to discourage or prevent individual employees, officers or directors from making political contributions or engaging in political activities on their own behalf. No one may be reimbursed directly or indirectly by the Company for personal political contributions.

12. Environment, Health and Safety

The Company is committed to conducting its business in compliance with all applicable environmental and workplace health and safety laws and regulations. The Company strives to provide a safe and healthy work environment for our employees and to avoid adverse impact and injury to the environment and communities in which we conduct our business. Achieving this goal is the responsibility of all officers, directors and employees. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

13. Equal Opportunity, Non-Discrimination and Fair Employment

The Company's policies for recruitment, advancement and retention of employees forbid discrimination on the basis of any criteria prohibited by law, including but not limited to race, sex and age. The Company's policies are designed to ensure that employees are treated, and treat each other, fairly and with respect and dignity. In keeping with this objective, conduct involving discrimination or harassment of others will not be tolerated.

14. Reporting any Illegal or Unethical Behavior

Situations which may involve a violation of ethics, laws or this Code may not always be clear and may require difficult judgment. Employees are encouraged to discuss any questions they may have with supervisors, managers or other appropriate personnel, such as the Human Resources Department, when in doubt about the best course of action in a particular situation.

Employees should promptly report any concerns about violations of laws, rules, regulations or this Code to the Company's Chief Executive Officer, or, in the case of accounting, disclosures, internal accounting controls or auditing matters, the Audit Committee of the Board of Directors. If concerns or complaints require confidentiality, including keeping an identity anonymous, we will endeavor to protect this confidentiality, subject to applicable law, regulation or legal proceedings.

The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of this Code. You are required to cooperate in internal investigations of misconduct and unethical behavior.

15. Compliance Procedures

The Company recognizes the need for this Code to be applied equally to everyone it covers. The Company's Chief Executive Officer will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board of Directors, or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee or the Board of Directors, and the Company will devote the necessary resources to enable the Company's Chief Executive Officer to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with the Code. Questions concerning this Code should be directed to the Company's Chief Executive Officer.

16. Waivers and Amendments

Any waivers of the provisions in this Code for the Company's executive officers, senior financial officers or directors may be granted only by the Board of Directors and will be promptly disclosed as required by applicable law and regulations. Any waivers of this Code for other employees may be granted only by the Company's Chief Executive Officer and must be in writing to be effective. Amendments to this Code must be approved by the Board of Directors, and amendments of the provisions in this Code applicable to the Company's Chief Executive Officer and senior financial officers also will be promptly disclosed as required by applicable law and regulations.

Exhibit 21

SUBSIDIARIES OF THE COMPANY

Kesmil Manufacturing, Inc.

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated August 15, 2003, accompanying the consolidated financial statements included in the Annual Report of Collegiate Pacific Inc. on Form 10-KSB for the year ended June 30, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statements of Collegiate Pacific Inc. on Form SB-2 (File No. 333-64471 and File No. 333-34294) and on Form S-8 (File No. 333-59878).

/s/ Grant Thornton LLP

Dallas, Texas
October 28, 2003

Exhibit 31.1

CERTIFICATION

I, Michael J. Blumenfeld, certify that:

1. I have reviewed this annual report on Form 10-KSB of Collegiate Pacific Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2003

/s/ Michael J. Blumenfeld
Michel J. Blumenfeld, Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, William R. Estill, certify that:

1. I have reviewed this annual report on Form 10-KSB of Collegiate Pacific Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2003

/s/ William R. Estill
William R. Estill, Chief Financial Officer

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

In connection with the Annual Report on Form 10-KSB of Collegiate Pacific Inc. (the "Company") for the fiscal year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), the undersigned, the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Company.

/s/ Michael J. Blumenfeld
Michael J. Blumenfeld, Chief Executive Officer
October 28, 2003

/s/ William R. Estill
William R. Estill, Chief Financial Officer
October 28, 2003

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael J. Blumenfeld
Chairman of the Board
and Chief Executive Officer

Adam L. Blumenfeld
President

Arthur J. Coerver
Chief Operating Officer

Harvey Rothenberg
Vice President of Marketing

Jeff Davidowitz
President
Penn Footwear

William A. Watkins, Jr.
Partner
Watkins, Uiberall, PLLC

Robert W. Hampton
Group Vice President and Director
Jones International, Ltd.

CORPORATE OFFICERS

Michael J. Blumenfeld
Chairman of the Board
and Chief Executive Officer

Adam L. Blumenfeld
President

Arthur J. Coerver
Chief Operating Officer

Harvey Rothenberg
Vice President of Marketing

William R. Estill
Chief Financial Officer

Chadd H. Edlein
Vice President, Corporate Development

CORPORATE HEADQUARTERS

13950 Senlac Drive
Suite 100
Dallas, TX 75234

INDEPENDENT AUDITORS

Grant Thornton LLP
1717 Main Street
Suite 500
Dallas, TX 75201

SHAREHOLDER INFORMATION

Investor Relations
AMEX: BOO
Investor inquiries should be addressed
to Michael J. Blumenfeld,
Chief Executive Officer
13950 Senlac Drive, Suite 100
Dallas, TX 75234

TRANSFER AGENT

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
(Phone) 212-509-4000
(Fax) 212-509-5150

FORWARD LOOKING STATEMENTS

This annual report includes "forward looking statements" within the meaning of Section 21E of the Securities Act of 1934, as amended, and is subject to the safe-harbor created by that section. The company's actual results may differ significantly from the results discussed in any forward looking statements.

FORM 10-KSB

A copy of Collegiate Pacific's Annual Report to the Securities and Exchange Commission on Form 10-KSB for fiscal 2003 is available, without charge, upon request to Investor Relations at the corporate headquarters address.

DUN & BRADSTREET NUMBER

17-633-2310

COLLEGIATE PACIFIC
13950 Senlac Drive #100
Dallas, Texas 75234
972-243-8100
972-243-8424 (F)
www.cpacsports.com